Exhibit 99.10

Consent of
Roscoe Postle Associates Inc.

Canadian Securities Regulatory Authorities c/o
British Columbia Securities Commissions
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

United States Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs.

RE;  Miramar Mining Corporation – Form 40F / Annual Information Form

We hereby consent to the incorporation by reference in this annual report on Form 40-F of Miramar Mining Corporation for the year ended December 31, 2003, of the resource and reserve estimates for the Hope Bay project prepared by the MHBL staff in accordance with NI 43-101; the reference to Roscoe Postle as the reviewer of the Naartok-Perrin estimates; and to the use of Roscoe Postle’s name under in this annual report as a named expert.

Dated as of the 28th day of March, 2005

Roscoe Postle Associates Inc.

Per /s/ David Rennie